Saker Aviation Services, Inc.
101 Hangar Road
Avoca, Pennsylvania 18641
December 13, 2010
VIA EDGAR CORRESPONDENCE
Ms. Claire Erlanger
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Saker Aviation Services, Inc. (the “Registrant”) Form 10-K for the year ended December 31, 2009 Filed April 15, 2010 Commission File No.: 000-52593
Dear Ms. Erlanger:
     On behalf of the Registrant, I am writing to acknowledge receipt of the Staff’s comments dated December 1, 2010 (the “Comment Letter”) to the above-referenced filing. I am also writing to acknowledge your agreement to extend the Registrant’s Comment Letter response date to January 14, 2011, pursuant to your conversation with the Registrant’s attorney Daniel Kinel at Harter Secrest & Emery LLP.
     We look forward to working with the Staff in connection with the Comment Letter.

Respectfully submitted, Saker Aviation Services, Inc.
/s/ Ronald J. Ricciardi
Ronald J. Ricciardi
Chief Executive Officer and Chief Financial Officer

cc: Daniel Kinel, Esq.